Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 15, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 936
       Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 3
                              File No. 333-182369
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during the telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 936, filed on August 3, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 3 (the "Trust"). This letter serves to respond to your comments.

Security Selection - Security Selection Rules
---------------------------------------------

     1. Initial Universe - Does the list of companies in the first bullet include all the developed countries? If so, please revise the disclosure.

     Response: The disclosure has been revised to state: "Exclude all companies headquartered in any developed country, which are limited to ."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren